UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-09769

Lands’ End, Inc. Retirement Plan

(Exact name of registrant as specified in its charter)

1 Lands’ End Lane,

Dodgeville, Wisconsin 53595

(608) 935-9341

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Interests in above-referenced Plan

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:             Fewer than 300

Note: On April 4, 2014, Sears Holdings Corporation (Commission file no. 000-51217) (“Sears Holdings”) distributed 100% of the outstanding shares of common stock of Lands’ End, Inc. (“Lands’ End”) to Sears Holdings’ stockholders, as a result of which, Lands’ End separated from Sears Holdings. The Lands’ End, Inc. Retirement Plan (the “Plan”) subsequently terminated the option to invest in shares of Sears Holdings common stock under the Plan. Accordingly, registration of interests in the Plan under the Securities Act of 1933, as amended, is not required. On June 13, 2014, Sears Holdings filed Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (No. 333-169747) for the purpose of removing from registration the shares of Sears Holdings common stock and Plan interests not sold pursuant to such registration statement. As of the date of this certification/notice, fewer than 300 Plan participants hold investments in the Plan’s Sears Holdings common stock fund.

Pursuant to the requirements of the Securities Exchange Act of 1934, Lands’ End, Inc. Retirement Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

LANDS’ END, INC. RETIREMENT PLAN By: LANDS’ END, INC. RETIREMENT PLAN COMMITTEE, Plan Administrator

Date:	June 13, 2014	By:	/s/ Michael P. Rosera
Michael P. Rosera, Member of Plan Committee and Executive Vice President, Chief Operating Officer/Chief Financial Officer and Treasurer of Lands’ End, Inc.